EXHIBIT 11
RUDDICK CORPORATION

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

( UNAUDITED)
THREE MONTHS ENDED
	December 29,	December 30,
	2002	2001
NET INCOME PER SHARE COMPUTED
AS FOLLOWS:
BASIC:

1. Net income available to common shareholders	$12,979,000 ===========	$10,527,000 ==========

2. Weighted average common shares outstanding - Basic	46,511,616 ==========	46,351,969 ==========

3. Basic net income per share (Item 1 divided by Item 2)	$.28 =======	$.23 ======

DILUTED:

1. Net income available to common shareholders	$12,979,000 ===========	$10,527,000 ===========

2. Weighted average common shares outstanding - Basic	46,511,616	46,351,969

3. Weighted potential shares under stock options computed for the periods using the Treasury Stock Method.	93,726	175,800

4. Weighted average common shares outstanding - Diluted	46,605,342 ===========	46,527,769 ===========

5. Net Income Per Share (Item 1 divided by Item 4)	$.28 =======	$.23 ======